UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)

Camelot Information Systems Inc.
(Name of Issuer)

Ordinary shares, with no par value per share1 American depositary shares, each representing four ordinary shares, with no par value per share
(Title of Class of Securities)

G1795R100 (for ordinary shares) 13322V105 (for American depositary shares)
(CUSIP Number)

Yiming Ma
Heidi Chou
Yuhui Wang

Beijing Publishing House
A6 North Third Ring Road, Xicheng District
Beijing, 100120, People’s Republic of China
+(86) 10 5810-0999

With a copy to:
Peter X. Huang
Skadden, Arps, Slate, Meagher & Flom LLP
30th Floor, China World Office 2
No. 1, Jianguomenwai Avenue
Beijing 100004, People’s Republic of China
+(86) 10 6535-5599

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 18, 2013
(Date of Event Which Requires Filing of this Statement)
________________________________

1	Not for trading, but only in connection with the registration of American Depositary Shares each representing four ordinary shares.

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G1795R 100

1.	NAME OF REPORTING PERSON: Yiming Ma
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF, AF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 16,987,2521
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 16,987,2521
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,987,2521
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.2%2
14.	TYPE OF REPORTING PERSON IN

1     Includes (i) 15,537,232 ordinary shares, including ordinary shares as represented by the American Depository Shares, held by Benefit Overseas Limited, a British Virgin Islands investment holding company wholly-owned and controlled by Mr. Ma (including 2,050,000 Ordinary Shares held by Mr. Ma as settlor and initial trustee in the Yiming Ma 2009 Annuity Trust, which is an irrevocable trust constituted under the laws of California); and (ii) 1,450,020 Ordinary Shares acquired upon exercises of the options and held by Joint Link Technology Limited on behalf of Mr. Ma.

2     Based on 185,269,020 outstanding Ordinary Shares as of September 18, 2013, as provided by the Issuer.

CUSIP No.	G1795R 100

1.	NAME OF REPORTING PERSON: Benefit Overseas Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 15,537,232
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 15,537,232
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,537,232
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.4%1
14.	TYPE OF REPORTING PERSON CO

1     Based on 185,269,020 outstanding Ordinary Shares as of September 18, 2013, as provided by the Issuer.

CUSIP No.	G1795R 100

1.	NAME OF REPORTING PERSON: Heidi Chou
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF, AF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 15,708,1761
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 15,538,1961
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,538,1961
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%2
14.	TYPE OF REPORTING PERSON IN

1     Includes: (i) 14,898,176 Ordinary Shares, including ordinary shares as represented by the American Depository Shares, held by Dreams Power Ltd., a British Virgin Islands investment holding company wholly-owned and controlled by Ms. Chou (including 2,050,000 Ordinary Shares held by Ms. Chou as settlor and initial trustee in the Heidi Chou 2009 Annuity Trust, which is an irrevocable trust constituted under the laws of California); and (ii) 810,000 Ordinary Shares acquired upon exercises of the options and held by Joint Link Technology Limited on behalf of Ms. Chou.

2     Based on 185,269,020 outstanding Ordinary Shares as of September 18, 2013, as provided by the Issuer.

CUSIP No.	G1795R 100

1.	NAME OF REPORTING PERSON: Dreams Power Ltd
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 14,898,176
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 14,898,176
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,898,176
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%1
14.	TYPE OF REPORTING PERSON CO

1     Based on 185,269,020 outstanding Ordinary Shares as of September 18, 2013, as provided by the Issuer.

CUSIP No.	G1795R 100

1.	NAME OF REPORTING PERSON: Yuhui Wang
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF, AF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 6,017,380
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 6,017,380
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,017,380
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2%1
14.	TYPE OF REPORTING PERSON IN

1     Based on 185,269,020 outstanding Ordinary Shares as of September 18, 2013, as provided by the Issuer.

INTRODUCTORY NOTE

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) is filed with respect to Camelot Information Systems Inc. (the “Company” or “Issuer”) jointly by Mr. Yiming Ma (“Mr. Ma”), Benefit Overseas Limited, Ms. Heidi Chou (“Ms. Chou”), Dreams Power Ltd. and Mr. Yuhui Wang (“Mr. Wang”) (collectively referred to herein as the “Reporting Persons”) pursuant to their agreement of joint filing, filed with the Schedule 13D as Exhibit 7.01 and incorporated herein by reference.

This Amendment No. 1 amends and supplements the statement on the Schedule 13D filed on March 21, 2013 (the “Schedule 13D”) on behalf of the reporting persons named therein with the United States Securities and Exchange Commission (the “SEC”).  Except as provided herein, this Amendment No. 1 does not modify any of the information previously reported on the Schedule 13D.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Pursuant to an agreement and plan of merger, dated as of September 18, 2013 (the “Merger Agreement”), by and among Camelot Employee Scheme Inc., a company with limited liability incorporated under the laws of the British Virgin Islands (“Parent”), Camelot Employee SubMerger Scheme INC., a company with limited liability incorporated under the laws of the British Virgin Islands, all of the issued and outstanding shares of which are owned by Parent (“Merger Sub”), and the Issuer, subject to the terms and conditions set forth in the Merger Agreement, Merger Sub will be merged with and into the Company, with the Company continuing as the surviving corporation and a wholly-owned subsidiary of Parent (the “Merger”).  The descriptions of the Merger and of the Merger Agreement set forth in Item 4 below are incorporated by reference in their entirety into this Item 3. The information disclosed in this paragraph is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit 7.02 (previously filed with the SEC by the Issuer on a Form 6-K on September 18, 2013), and is incorporated herein by reference in its entirety.

The Reporting Persons anticipate that approximately $62.6 million will be expended in acquiring the outstanding Shares owned by public shareholders of the Company other than the Reporting Persons (the “Publicly Held Shares”).

The financing for the Merger and other transactions contemplated by the Merger Agreement will be obtained pursuant to (i) a debt commitment letter, dated as of September 18, 2013 (the “Debt Commitment Letter”), by and between China Development Industrial Bank and Parent, and (ii) an equity commitment letter, dated as of September 18, 2013 (the “Equity Commitment Letter”), by and between Zoyi Management Consulting, Ltd. and Parent.

Under the terms and subject to the conditions of the Debt Commitment Letter, China Development Industrial Bank has committed to provide Parent with debt financing in an amount of US$70 million.  Under the terms and subject to the conditions of the Equity Commitment Letter, Zoyi Management Consulting, Ltd. has committed to cause certain of the funds and/or entities that it manages or advises to purchase convertible notes of Parent at or immediately prior to the effective time of the

Merger (the “Effective Time”) for an aggregate cash purchase price in immediately available funds equal to US$20 million, plus an additional US$10 million at the sole option of Zoyi Management Consulting, Ltd.  The information disclosed in this paragraph is qualified in its entirety by reference to the Debt Commitment Letter and the Equity Commitment Letters.  Copies of the Debt Commitment Letter and the Equity Commitment Letters are filed as Exhibit 7.03 and Exhibit 7.04, and are incorporated herein by reference in their entirety.

Concurrently with the execution of the Merger Agreement, Benefit Overseas Limited, DREAMS POWER LTD., Mr. Wang, Webster Yin, Haoli Jia, Chi-Pang Evan Tso, Wai Hoong Leung, Bo Chen, FUNDERS HOLDING LTD, Ever Smooth Corporate Limited, Xiaochun Yang, Lixin Huang, Jianhua Peng, Hanwei Xu, Jinping Pan, Pengsheng Qi, Qiang Yu, Zhailin Li, Chunliang Wang, Jiaqi Guo, Liming Qiao, Bo Yuan, Chunwen Zhu, Tammy Mei-Tan Chang, Mingyang Wei, David Chen, Joint Link Technology Limited, Mutual Billion Int’l Investment Limited, Song Yao, Arlem Associated Corp., Allan Y Dong, Xiao Feng Fu, and Xiaohua Huang (each a “Rollover Shareholder” and collectively, the “Rollover Shareholders”) entered into a rollover agreement (the “Rollover Agreement”) with Parent, pursuant to which the Rollover Shareholders agreed that, immediately prior to the Effective Time, they will contribute to Parent an aggregate of 63,064,960 Shares in exchange for 63,064,960 ordinary shares of Parent.  The Reporting Persons expect that certain additional shareholders of the Issuer may become parties to a rollover agreement on terms substantially similar to the Rollover Agreement prior to the Closing (as defined in the Merger Agreement).  The information disclosed in this paragraph is qualified in its entirety by reference to the Rollover Agreement, a copy of which is filed as Exhibit 7.05 and is incorporated herein by reference in its entirety.

ITEM 4.	PURPOSE OF TRANSACTION

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On September 18, 2013, the Company announced in a press release that it had entered into the Merger Agreement. Pursuant to the Merger Agreement, Merger Sub will be merged with and into the Company, with the Company continuing as the surviving corporation. Under the terms of the Merger Agreement, each Share issued and outstanding immediately prior to the Effective Time of the Merger (including Shares represented by ADSs) will be cancelled in exchange for the right to receive US$0.5125 per Share or US$2.05 per ADS, in each case, in cash without interest, except for certain excluded Shares (the “Excluded Shares”), which include (i) Shares beneficially owned (as determined pursuant to Rule 13d-3 under the Exchange Act) by the Rollover Shareholders (the “Rollover Shares”); and (ii) Shares (the “Dissenting Shares”) owned by holders of Shares who have validly exercised and not effectively withdrawn or lost their appraisal rights pursuant to Section 179 of the BVI Business Companies Act, 2004, as amended (the “BVI Companies Act”) (the “Dissenting Shareholders”). Each Excluded Share (including ADSs that represent Excluded Shares but excluding the Dissenting Shares) issued and outstanding immediately prior to the Effective Time will be cancelled and will cease to exist, and no consideration will be delivered with respect thereto. Each Dissenting Shareholder will be cancelled at the Effective Time for the right to receive the fair value of such Shares as determined in accordance with the provisions of the BVI Companies Act.  The Merger is subject to the approval of the Company’s Shareholders and various other closing conditions.

The purpose of the transactions contemplated under the Merger Agreement, including the Merger, is for Parent to acquire all of the Publicly Held Shares. If the Merger is consummated, the Shares will no longer be traded on the New York Exchange and will cease to be registered under Section 12 of the Exchange Act, and the Company will be privately held by the Rollover Shareholders through Parent.  The information disclosed in this paragraph and in the preceding paragraph of this Item 4 is qualified in its entirety by reference to the Merger Agreement, and is incorporated herein by reference in its entirety.

Concurrently with the execution of the Merger Agreement, the Rollover Shareholders, who collectively own approximately 34.0% of the outstanding Shares, entered into a voting agreement (the “Voting Agreement”) with Parent, pursuant to which each of the Rollover Shareholders has agreed that when a meeting of the shareholders of the Company is held, (i) to appear at such meeting or otherwise cause their Shares to be counted as present thereat for the purpose of establishing a quorum, (ii) to vote or cause to be voted at such meeting all their Shares in favor of the approval of the Merger Agreement and the approval of other actions contemplated by the Merger Agreement and any actions required in furtherance thereof, and (iii) to appoint Parent and any other designee of Parent as irrevocable proxy and attorney-in-fact (with full power of substitution) to vote all their Shares.  The Reporting Persons expect that certain additional shareholders of the Issuer may become parties to the Voting Agreement prior to the Closing (as defined in the Merger Agreement).  The information disclosed in this paragraph is qualified in its entirety by reference to the Voting Agreement, a copy of which is filed as Exhibit 7.06, and is incorporated herein by reference in its entirety.

Concurrently with the execution of the Merger Agreement, Mr. Ma, Ms. Chou and Mr. Wang (the “Limited Guarantors”) entered into a limited guarantee with the Company (the “Limited Guarantee”), pursuant to which each of the Limited Guarantors irrevocably and unconditionally guaranteed, subject to certain conditions, Parent’s and/or Merger Sub’s termination fee and certain payment obligations relating to the reimbursement and indemnification obligations of Parent and/or Merger Sub under the Merger Agreement; provided that the aggregate liability of the Guarantors under the Limited Guarantee will not exceed US$3,000,000.  The information disclosed in this paragraph is qualified in its entirety by reference to the Limited Guarantee, a copy of which is filed as Exhibit 7.07, and is incorporated herein by reference in its entirety.

Except as indicated above, none of the Reporting Persons have any plans or proposals that relate to or would result in any other action specified in Item 4 on this Schedule 13D.  The Reporting Persons reserve their right to change their plans and intentions in connection with any of the actions discussed in this Item 4, including, among others, the purchase price and the financing arrangement for the transaction contemplated under the Proposal.  Any action taken by the Reporting Persons may be effected at any time and from time to time, subject to any applicable limitations imposed by any applicable laws.

ITEM 5	INTEREST IN SECURITIES OF THE ISSUER

Item 5 (a), 5(b) and 5(c) of the Schedule 13D is hereby amended and replaced by adding the following:

(a)–(b) The following disclosure assumes that there are 185,269,020 Ordinary Shares outstanding as of September 18, 2013, as provided by the Issuer.

The responses of the Reporting Persons to Rows (7) through (11) of the cover page of this Amendment No. 1 are incorporated herein by reference.

As of the date of this Amendment No. 1, Mr. Ma beneficially owns 16,987,252 Ordinary Shares, representing 9.2% of the outstanding Ordinary Shares of the Issuer, which includes (i) 15,537,232 ordinary shares held by Benefit Overseas Limited, a British Virgin Islands investment holding company wholly-owned and controlled by Mr. Ma (including 2,050,000 Ordinary Shares held by Mr. Ma as settlor and initial trustee in the Yiming Ma 2009 Annuity Trust, which is an irrevocable trust constituted under the laws of California); and (ii) 1,450,020 Ordinary Shares acquired upon exercises of the options and held by Joint Link Technology Limited on behalf of Mr. Ma.

As of the date of this Amendment No. 1, Benefit Overseas Limited beneficially owns 15,537,232 Ordinary Shares, representing 8.4% of the outstanding Ordinary Shares of the Issuer.  Mr. Ma is the sole owner and director of Benefit Overseas Limited, and as a result, may be deemed to beneficially own all of the Ordinary Shares held by Benefit Overseas Limited.

As of the date of this Amendment No. 1, Ms. Chou beneficially owns 15,708,176 Ordinary Shares, representing 8.5% of the outstanding Ordinary Shares of the Issuer, which includes (i) 14,898,176 Ordinary Shares held by Dreams Power Ltd., a British Virgin Islands investment holding company wholly-owned and controlled by Ms. Chou (including 2,050,000 Ordinary Shares held by Ms. Chou as settlor and initial trustee in the Heidi Chou 2009 Annuity Trust, which is an irrevocable trust constituted under the laws of California); and (ii) 810,000 Ordinary Shares acquired upon exercises of the options and held by Joint Link Technology Limited on behalf of Ms. Chou.

As of the date of this Amendment No. 1, Dreams Power Ltd. beneficially owns 14,898,176 Ordinary Shares, representing 8.0% of the outstanding Ordinary Shares of the Issuer.  Ms. Chou is the sole owner and director of Dreams Power Ltd., and as a result, may be deemed to beneficially own all of the Ordinary Shares held by Dreams Power Ltd.

As of the date of this Amendment No. 1, Mr. Wang beneficially owns 6,017,380 Ordinary Shares in the form of ADSs, representing 3.2% of the outstanding Ordinary Shares of the Issuer.

(c)           Except as set forth in Item 3 and Item 4 above, incorporated herein by reference, none of the Reporting Persons has effected any transaction in the Common Shares during the past 60 days.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The descriptions of the principal terms of the of the Proposal under Item 3 and Item 4 are incorporated herein by reference in their entirety.

To the best knowledge of the Reporting Persons, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Issuer.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 7.01:	Joint Filing Agreement by and among the Reporting Persons, dated as of March 20, 2013.

Exhibit 7.02:
Agreement and Plan of Merger, dated as of September 18, 2013, by and among Parent, Merger Sub and the Issuer (incorporated herein by reference to Exhibit 99.2 to the Form 6-K filed by the Issuer on September 18, 2013).

Exhibit 7.03:	Debt Commitment Letter, dated as of September 18, 2013, by and between China Development Industrial Bank and Parent.

Exhibit 7.04:	Equity Commitment Letter, dated as of September 18, 2013, by and between Zoyi Management Consulting, Ltd. and Parent.

Exhibit 7.05:	Rollover Agreement, dated as of September 18, 2013, by and among the Rollover Shareholders and Parent.

Exhibit 7.06:	Voting Agreement, dated as of September 18, 2013, by and among the Rollover Shareholders and Parent.

Exhibit 7.07:	Limited Guarantee, dated as of September 18, 2013, by and among Mr. Ma, Ms. Chou, Mr. Wang and the Issuer.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 25, 2013

YIMING MA

By :	/s/ Yiming Ma
Name :	Yiming Ma

BENEFIT OVERSEAS LIMITED

By :	/s/ Yiming Ma
Name :	Yiming Ma
Title:	Director

HEIDI CHOU

By :	/s/ Heidi Chou
Name :	Heidi Chou

DREAMS POWER LTD.

By :	/s/ Heidi Chou
Name :	Heidi Chou
Title:	Director

YUHUI WANG

By :	/s/ Yuhui Wang
Name :	Yuhui Wang